(604) 684-7929
(604) 683-2003 FAX
(800) 665-2454 USA


SUN
RECORD COMPANY

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

15-Jul-03

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Howard E. Goldberg
Special Counsel

SUPPL

03 AUG 15 AM 7:21

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:


03029352

- Quarterly Report for filing of Form 51 - 901F dated 3/31/03
- News Release dated 4/7/03
- News Release dated 5/12/03
- Insider Report for Terry O. Lashman dated 7/3/03

We trust you will find the enclosures in order.

Sun Entertainment Holding Corporation

Gary G. Liu
Encl.

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

8/19

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2003
DATE OF REPORT: May 30, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/05/30 Y M D
"Gary G. Liu"	Gary G. Liu	03/05/30 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2003

SCHEDULE A

1 Consolidated Balance Sheet
2 Consolidated Statements of Operations and Deficit
3 Consolidated Statement of Changes in Financial Position
4 Notes to the Consolidated Financial Statements

SCHEDULE B

5 Supplementary Financial Information

SCHEDULE C

6 Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
March 31, 2003 and December 31, 2002
(Prepared By Management)

Schedule A
Exhibit 1

ASSETS		
CURRENT ASSETS	31-Mar-03	31-Dec-02
Cash & royalty reserve cash	424,172	385,521
Accounts receivable	16,698	17,110
Inventory	80,331	83,530
Prepaid expenses	298	713
Total Current Assets	521,499	486,874
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $80,540	147,535	147,535
	669,034	634,409
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	381,041	377,208
Due to officers	46,200	42,934
Due to Affiliate	117,979	191,466
Total current liabilities	545,220	611,608
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,181,781)	(3,282,794)
	123,814	22,801
	669,034	634,409

Approved by the Directors:

"Terry O. Lashman" Director

"Gary G. Liu" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31, 2003
(Prepared By Management)

Schedule A
Exhibit 2

	3 Months Ended 31-Mar-03	3 Months Ended 31-Mar-02
ROYALTY REVENUES	305,087	98,180
INTEREST AND OTHER REVENUES	100,944	115,509
Total Revenues	406,031	213,689
OPERATING EXPENSES		
Wages	57,998	68,715
Outside services	35,944	3,634
Office supplies	3,670	1,647
Postage	2,301	1,760
Rent	546	1,380
Auto	5,766	4,246
Securitiy	364	319
Software	380	365
Copy machine	187	175
Telephone	2,869	3,138
Dues and subscriptions	561	56
Disposal	704	1,018
Copyrights and trademarks	-	414
Consulting and commission	14,307	42,166
CDs/cassettes costs	10,375	1,017
Royalty Expense	45,890	41,659
Travel, entertainment and promotion	61,618	26,675
Legal and accounting	5,254	4,987
Utilities and taxes	9,904	9,693
Insurance	7,152	6,641
Management fees	13,606	17,953
Listing and transfer fees	4,659	3,990
Bank charges and interrest	1,876	991
Amortization of goodwill	-	1,426
Repairs and maintenance	(227)	861
Total operating expenses	285,704	244,926
INCOME (LOSS) FROM OPERATIONS	120,327	(31,237)
FOREIGN EXCHANGE	-	(1,153)
EARNINGS (LOSS) FOR THE PERIOD	120,327	(30,084)
DEFICIT, BEGINNING	(3,282,794)	(3,300,063)
DEFICIT, ENDING	(3,162,467)	(3,330,147)
EARNINGS (LOSS) PER SHARE	$ 0.01	$ (0.01)

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
March 31, 2003
(Prepared By Management)

	3 Months Ended 31-Mar-03	3 Months Ended 31-Mar-02
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	120,327	(30,084)
Amortization of goodwill, a charge not involving cash	-	1,426
	120,327	(28,658)
Net change in non-cash working capital balances relating to operations	(81,676)	(133,864)
	38,651	(162,522)
FINANCING ACTIVITIES		
Advances from directors	-	-
Shares issued	-	-
	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	38,651	(162,522)
CASH AT BEGINNING OF PERIOD	385,521	344,879
CASH AT END OF PERIOD	424,172	182,357

Schedule A
Exhibit 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

MARCH 31	2003	2002

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

	2003	2002
Rate at March 31	1.4699	1.5956
Average rate for the quarter	1.5211	1.5938

MARCH 31	2003	2002

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2003	2002
Goodwill arising on business combination	$228,075	$228,075
Less: Accumulated amortization	(80,540)	(80,540)
	$147,535	$147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2003	2002
Balance Sheet:		
Accounts payable to companies controlled by directors	$62,769	$59,214
Advances from directors	46,200	46,200
Due to companies controlled by directors	117,979	111,218
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	14,814	3,575

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $89,700 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at March 31, 2003 and 2002	11,921,679	$ 11,921,679

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2003
DATE OF REPORT: May 30, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	03/05/30 Y M D

Schedule B
Exhibit 5

SUN ENTERTAINMENT HOLDING CORPORATION

SUPPLEMENTARY FINANCIAL INFORMATION
THREE MONTHS ENDED MARCH 31, 2003

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a) Securities issued during the period January 1 to March 31, 2003

Date	Common	Price	Proceeds	Type	Consideration	Commission
Nil						

3(b) Options were granted during the period January 1 to March 31, 2003

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share Capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	March 31, 2003		March 31, 2002	
	No. of Shares	Ascribed Amount	No. of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and issued during the period for debt	-	-	-	-
- Allotted and issued during the period for cash from options exercised	-	-	-	-
- Allotted and issued during the period for cash from private placement	-	-	-	-
- Balance at March 31, 2003	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At March, 31, 2003, the company had the following directors' and employees' options and warrants outstanding

Directors' and Employees' Options:

Nil

Series "A" Share Purchase Warrants:

Nil

4(d) At March, 31, 2003, the following shares in each class are subject to escrow or pooling agreements

Nil

5 Directors and officers at March 31, 2003

Shelby S. Singleton, Jr.
John A. Singleton
Terry O. Lashman
Yvonne P. Lashman
Gary G. Liu

Schedule C
Exhibit 6

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
MANAGEMENT DISCUSSION
MARCH 31, 2003

The total revenues for the Company for the first three months of 2003 increased by ninety (90%) percent over the revenues for the first three months of 2002. Royalty and license fee revenues for the first three months of 2003 increased by two hundred eleven (211%) percent over those for the same period in 2002. A large portion of this increase can be attributed to the receipt in the first quarter of 2003 of a large royalty payment by the Company from one of its licensees for an accounting that was actually due in the fourth quarter of 2001. Total operating expenses in the first three months of 2003 were seventeen (17%) percent more than those in the first three months of 2002 and the Company had net income of $120,327 for the first three months of 2003 versus a net loss of $30,084 in the same period of 2002.

Although the music industry in general is in the doldrums due to slumping sales blamed on online piracy and scarcity of superstar product, a recent survey by the US based Recording Industry Association of America (RIAA) confirmed that rock music held steady as the most popular genre in 2002 and those consumers over age 45 emerged as the steadiest music buyers in a depressed market, with twenty five (25%) of the market purchased by fans in this age group. The survey also found that 2002 was the first year that more CDs were sold at discount department stores and consumer electronics outlets than specialty record stores. Earlier this year, the RIAA reported that year-end shipments of CDs, DVDs and tapes in the United States totaled US$12.6 billion in 2002, down eight (8%) from US$13.7 billion in 2001. The Company's product fits in the category favored by the over age 45 group and is normally found in the stores that attract this age group.

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

During the current period, thirty eight (38%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining sixty two (62%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters in these media have been "You, I" as performed by the Rugby's in the motion picture "Paper Cut", "Blue Suede Shoes" as performed by Carl Perkins in a Canadian originated television series "Music Hall 2" and "Oh Mama" as performed by Sun rockabilly artist Sonny Burgess in a Woolworth's United Kingdom television commercial.


SUN
RECORD COMPANY

03 AUG 19 ... 7:21

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (CDNX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 01.03
07 April 2003

12G3(B)#82-1776
Standard & Poor's Listed

Shelby S. Singleton, Chairman of Sun Entertainment Holding Corporation announces with great sadness the passing of longtime Sun Director Yvonne Lashman. Mrs. Lashman was the devoted wife of Sun Director Terry O. Lashman. Yvonne passed away Thursday night April 3, 2003 after a lengthy illness. A memorial service will be held on Sunday April 13, 2003.

For further information contact Shelby S. Singleton or John A. Singleton at (615) 385-1960 or Kal Manj at (800) 665-2454.

On behalf of the Board of Directors,



Gary G. Liu
Director

03 AUG 19 7:21


SUN
RECORD COMPANY

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (CDNX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 02.03
12 May 2003

12G3(B)#82-1776
Standard & Poor's Listed

CORPORATE REORGANIZATION

At Sun Entertainment Holding Corporation's upcoming Annual General Meeting scheduled for May 23, 2003, shareholders will be asked to approve a series of resolutions that will allow the Company to change its domicile from British Columbia to Nevada.

Given that the Company's business operations are exclusively based in Nashville, Tennessee, many shareholders have expressed a desire for the Company to move to a United States jurisdiction and seek a principal trading market located in the United States. In achieving this change of jurisdiction, management is concerned about minimizing tax implications for Company shareholders, as well as limiting the costs associated with the restructuring process.

To this end, following consultation with the Company's legal counsel and auditor, management is proposing the following reorganization of the Company:

1. The Company shall delist its common shares from the TSX Venture Exchange. It will, however, maintain its quotation on the National Quotation Bureau's Pink Sheets.

2. The Company shall amend its Articles of Incorporation and Memorandum in order to create a class of preferred shares without par value.

3. A new British Columbia private company shall be incorporated ("Newco"). Every existing shareholder of the Company as of a selected date shall be issued one common share of Newco for each common share of the Company that the shareholder holds. Newco shall issue these shares for nominal consideration.

4. The Company shall then declare a stock dividend to its shareholders as of a selected record date. The dividend shall be paid in the form of preferred shares without par value, and with minimal paid up capital, with an aggregate redemption value equal to the aggregate fair value of the shares of Sun Entertainment Corporation, the Company's wholly owned subsidiary that owns substantially the whole of the undertaking of the Company.

shares in the Company that they received pursuant to the dividend to Newco in consideration of Newco issuing preferred shares in its capital in equal numbers to the Company shareholders. Newco may redeem the preferred shares it issues for an aggregate fair value equal to the fair value of the Company's preferred shares received.

6. The Company shall then transfer its shares of Sun Entertainment Corporation, the subsidiary that owns substantially the whole undertaking of the Company, to Newco. In consideration of this transfer, Newco shall issue a demand promissory note to the Company for an amount equal to the fair value of the shares of Sun Entertainment Corporation. The transfer will be at fair market value, however, no gain or loss shall be realized because the consideration for the purchase of the subsidiary shares shall not exceed their fair value.

7. The Company shall then redeem its preferred shares held by Newco for their redemption value. Payment shall be affected by extinguishing the amount that Newco owes to the Company as evidenced by the promissory note.

8. Newco shall then make the necessary filings to continue from the British Columbia jurisdiction to Nevada.

Following the reorganization, each shareholder will hold the same number of common shares in the capital of the Company, as well as identical numbers of preferred shares and common stock in the capital of Newco. Newco will hold substantially the whole of the undertaking of the Company, but will not trade on a recognized stock exchange or quotation system until it successfully applies for such a listing. The Company will no longer have any substantial assets other than its listing on the National Quotation Bureau's Pink Sheets.

This reorganization shall be subject to the Company obtaining a favourable ruling from Canada Customs & Revenue Agency on the proposed transaction and receiving confirmation from the Company's United States tax counsel that the proposed transaction will not result in adverse tax consequences for United States resident shareholders. If an unfavourable ruling is obtained, the Company intends to proceed with a continuation into Nevada without the reorganization plan detailed above. In such circumstances, the Company would continue to trade on the TSX Venture Exchange and the National Quotation Bureau's Pink Sheets.

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

On Behalf of the Board of Directors,



Terry O. Lashman
Director

2003-07-03, 19:29:55, EDT



Insider: Lashman.T **Issuer:** Sun Entertainme **Security:** Common Sha **Holder:** Cancom International

Amend insider transaction - File transaction information

Security designation	Common Shares		
Registered holder	Cancom International Trading Ltd.		
Opening balance of securities held	549642		
Date of transaction	2003-06-20		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	5000		
Unit price or exercise price	0.3500	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	544642	Insider's calculated balance	544642

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

(604) 684-7929
(604) 683-2003 FAX
(800) 665-2454 USA


SUN
RECORD COMPANY

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

15-Jan-03

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Howard E. Goldberg
Special Counsel

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 9/30/02
- Quarterly Report for filing of Form 51 - 901F dated 12/31/02

We trust you will find the enclosures in order.

Sun Entertainment Holding Corporation



Gary G. Liu
Encl.

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: September 30, 2002
DATE OF REPORT: November 28, 2002

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	02/11/28 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Yvonne P. Lashman"	Yvonne P. Lashman	02/11/28 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2002

SCHEDULE A

1 Consolidated Balance Sheet
2 Consolidated Statements of Operations and Deficit
3 Consolidated Statement of Changes in Financial Position
4 Notes to the Consolidated Financial Statements

SCHEDULE B

5 Supplementary Financial Information

SCHEDULE C

6 Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
September 30, 2002 and December 31, 2001
(Prepared By Management)

Schedule A
Exhibit 1

ASSETS		
CURRENT ASSETS	30-Sep-02	31-Dec-01
Cash	162,450	137,952
Royalty Reserve Cash	243,675	206,927
Accounts receivable	56,309	1,437
Inventory	74,032	78,924
Prepaid expenses	322	324
Total Current Assets	536,788	425,564
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $84,822 - (2001 - $79,116)	143,257	147,535
	680,045	573,099
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	207,906	292,245
Due to officers	46,200	42,934
Due to Affiliate	113,525	183,584
Total current liabilities	367,631	518,763
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,993,181)	(3,251,259)
	312,414	54,336
	680,045	573,099

Approved by the Directors:

"Terry O. Lashman" Director

"Yvonne P. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2002
(Prepared By Management)

Schedule A
Exhibit 2

	3 Months Ended 30-Sep-02	9 Months Ended 30-Sep-02	3 Months Ended 30-Sep-01	9 Months Ended 30-Sep-01
ROYALTY REVENUES	409,596	905,424	300,561	785,094
INTEREST AND OTHER REVENUES	46,169	159,254	103,685	122,790
Total Revenues	455,765	1,064,678	404,246	907,884
OPERATING EXPENSES				
Wages	60,830	166,248	49,938	170,266
Outside services	4,966	11,681	3,657	10,564
Office supplies	4,148	10,699	4,349	11,020
Postage	2,093	5,056	1,442	4,032
Rent	1,347	4,443	16,683	19,436
Auto	4,784	14,083	10,882	16,476
Securitiy	283	853	528	1,239
Software	1,957	2,414	258	603
Copy machine	204	566	3,257	9,829
Telephone	3,187	8,760	4,926	10,535
Dues and subscriptions	602	877	948	2,467
Disposal	1,090	3,104	1,305	2,760
Copyrights and trademarks	10	460	383	2,587
Consulting and commission	41,087	123,250	37,449	102,606
CDs/cassettes costs	4,118	10,374	988	2,184
Royalty Expense	24,335	160,632	66,493	225,861
Travel, entertainment and promotion	17,441	62,807	33,963	108,444
Legal and accounting	15,518	37,757	31,051	45,918
Utilities and taxes	8,733	24,576	8,173	25,160
Insurance	8,842	21,584	8,102	18,712
Management fees	19,966	52,173	18,213	30,213
Listing and transfer fees	595	7,230	345	5,671
Bank charges and interrest	886	2,944	2,162	6,061
Amortization of goodwill	1,426	4,278	1,426	4,278
Repairs and maintenance	2,297	12,795	3,696	14,284
Total operating expenses	230,745	749,644	310,617	851,206
INCOME (LOSS) FROM OPERATIONS	225,020	315,034	93,629	56,678
FOREIGN EXCHANGE	(1,360)	(3,305)	1,159	(1,408)
EARNINGS (LOSS) FOR THE PERIOD	226,380	318,339	92,470	58,086
EARNINGS (LOSS) PER SHARE	$ 0.02	$ 0.03	$ 0.01	$ 0.01

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
September 30, 2002
(Prepared By Management)

	3 Months Ended 30-Sep-02	9 Months Ended 30-Sep-02	3 Months Ended 30-Sep-01	9 Months Ended 30-Sep-01
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	226,380	318,339	92,470	58,086
Amortization of goodwill, a charge not involving cash	1,426	4,278	1,426	4,278
	227,806	322,617	93,896	62,364
Net change in non-cash working capital balances relating to operations	(95,519)	(261,371)	(105,962)	(290,571)
	132,287	61,246	(12,066)	(228,207)
FINANCING ACTIVITIES				
Advances from directors	-	-	-	-
Shares issued	-	-	-	-
	-	-	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	132,287	61,246	(12,066)	(228,207)
CASH AT BEGINNING OF PERIOD	273,838	344,879	316,486	532,627
CASH AT END OF PERIOD	406,125	406,125	304,420	304,420

Schedule A
Exhibit 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

SEPTEMBER 30	2002	2001

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Goodwill arising on business combination is amortized on the straight-line basis over 40 years.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

	2002	2001
Rate at September 30	1.5870	1.5794
Average rate for the quarter	1.5895	1.5391

SEPTEMBER 30	2002	2001

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2002	2001
Goodwill arising on business combination	$ 228,075	$228,075
Less: Accumulated amortization	(84,822)	(79,116)
	$ 143,257	$148,959

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2002	2001
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 70,909	$ 69,890
Advances from directors	46,200	46,200
Due to companies controlled by directors	113,525	101,893
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	40,438	30,112

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $89,700 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment but has not given up its right to these payments.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at September 30, 2002 and 2001	11,921,679	$ 3,305,595

Schedule B
Exhibit 5

SUN ENTERTAINMENT HOLDING CORPORATION

SUPPLEMENTARY FINANCIAL INFORMATION
NINE MONTHS ENDED SEPTEMBER 30, 2002

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a) Securities issued during the period January 1 to September 30, 2002

Date	Common	Price	Proceeds	Type	Consideration	Commission
Nil						

3(b) Options were granted during the period January 1 to September 30, 2002

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share Capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	September 30, 2002		September 30, 2001	
	No. of Shares	Ascribed Amount	No. of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and issued during the period for debt	-	-	-	-
- Allotted and issued during the period for cash from options exercised	-	-	-	-
- Allotted and issued during the period for cash from private placement	-	-	-	-
- Balance at September 30, 2002	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At September, 30, 2002, the company had the following directors' and employees' options and warrants outstanding

Directors' and Employees' Options:

Nil

Series "A" Share Purchase Warrants:

Nil

4(d) At September, 30, 2002, the following shares in each class are subject to escrow or pooling agreements

Nil

5 Directors and officers at September 30, 2002

Shelby S. Singleton, Jr.
John A. Singleton
Terry O. Lashman
Yvonne P. Lashman
Gary G. Liu

Schedule C
Exhibit 6

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
MANAGEMENT DISCUSSION
SEPTEMBER 30, 2002

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly, Disky and SAAR in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

The total revenues for the Company for the first nine months of 2002 increased by seventeen (17%) percent from the first nine months of 2001. Royalty and license fee revenues for the first nine months of 2002 increased by fifteen (15%) over those for the same period in 2001. Total operating expenses in the first nine months of 2002 were twelve (12%) percent less than those in the first nine months of 2001 and the Company had net income of $318,335 for the first nine months of 2002 versus net income of $58,086 in the same period of 2001.

During the current period, licensing generated the majority of the Company's revenues with fifty nine (59%) percent of the Company's royalty revenues from licensees in the United States and the remaining forty one (41%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music and Sony Music. The Company receives the majority of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The music industry continues to wrestle with the overall problem of declining sales which is blamed on the double whammy of online piracy and a lack of superstar product that drives all areas of music sales, including back catalog into which the Company falls. In 2001 CD sales declined for the first time since the format was introduced in the late eighties. According to SoundScan, which tracks retail sales of records at the cash register in the United States, single sales are down sixty four (64%) percent this year, and album sales have declined almost ten (10%) percent, continuing the downturn that began in 2001. Although the overall music market is down, the Company's revenues from licensing in the current period increased by fifteen (15%) percent over the same period in 2001.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters have been in the HBO series "Mind of the Married Man" and the Gene Hackman movie "Behind Enemy Lines". Johnny Cash's Sun recording of "I Walk The Line" was licensed to Paul Allen's Seattle Seahawks for a television commercial aimed at season ticket buyers. The sixties hit "I Wanna Love You So Bad" by the Jellybeans was used in the television show "State of Grace". A special 8 CD box set celebrating the 50th anniversary of Sun Records was released in Europe by Sanctuary Records. RCA Records (a unit of BMG Music) released worldwide a special 2 CD package in honor of the 50th anniversary of Sun in August, 2002.